Eaton Vance Limited Duration Income Fund
The legal actions against the Fund, Trustees, Eaton
Vance Management and Eaton Vance Corp. filed in
Massachusetts Superior Court by each of Richard
Manuszak and Rutgers Enhanced Insurance
Company have been dismissed. Richard Manuszak did not file a notice of timely of appeal. The parties filed a joint stipulation of dismissal with prejudice on July 21, 2011 with respect to the legal action filed by Rutgers Enhanced Insurance Company and Judgment was entered on the docket July 25, 2011.